UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29109 / January 12, 2010

_____

In the Matter of   :
                                                                                                    :
CASH ACCOUNT TRUST   :
CASH MANAGEMENT PORTFOLIO   :
CASH RESERVE FUND, INC.   :
DWS ADVISOR FUNDS   :
DWS BALANCED FUND   :
DWS BLUE CHIP FUND   :
DWS COMMUNICATIONS FUND, INC.   :
DWS EQUITY TRUST   :
DWS EQUITY 500 INDEX PORTFOLIO   :
DWS GLOBAL/INTERNATIONAL FUND, INC.   :
DWS HIGH INCOME SERIES   :
DWS INCOME TRUST   :
DWS INSTITUTIONAL FUNDS   :
DWS INTERNATIONAL FUND, INC.   :
DWS INVESTMENT TRUST   :
DWS INVESTMENTS VIT FUNDS   :
DWS MONEY FUNDS   :
DWS MONEY MARKET TRUST   :
DWS MUNICIPAL TRUST   :
DWS MUTUAL FUNDS, INC.   :
DWS PORTFOLIO TRUST   :
DWS SECURITIES TRUST   :
DWS STATE TAX-FREE INCOME SERIES   :
DWS STATE TAX FREE TRUST   :
DWS STRATEGIC GOVERNMENT SECURITIES FUND   :
DWS STRATEGIC INCOME FUND   :
DWS TARGET DATE SERIES   :
DWS TARGET FUND   :
DWS TAX FREE TRUST   :
DWS TECHNOLOGY FUND   :
DWS VALUE EQUITY TRUST   :
DWS VALUE SERIES, INC.   :
DWS VARIABLE SERIES I   :
DWS VARIABLE SERIES II   :
INVESTORS CASH TRUST   :
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND   :
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.:

:
One Beacon Street :
14th Floor :
Boston, Massachusetts 02108 :
:
(812-13678) :
:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust, Tax-Exempt California Money Market Fund and Deutsche Investment Management Americas Inc. filed an application on July 30, 2009, and amendments to the application on December 10, 2009 and December 16, 2009, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order would permit applicants to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

On December 16, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 29094). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Cash Account Trust, et al. (File No. 812-13678) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary